UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 29, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Filing of annual report on Form 20-F for the year ended in December 31, 2023

TIM S.A. (“Company”) (B3: TIMS3; NYSE: TIMB) hereby informs its shareholders and the market in general that it has filed its 2024 annual report (“Form 20-F”) for the calendar year ended December 31, 2023 with the U.S. Securities and Exchange Commission ("SEC").

The Form 20-F is available for download on the Company's Investor Relations website, www.tim.com.br/ir, and, in addition, shareholders may receive a hard copy of the Form 20-F and the complete financial statements, free of charge, by requesting in the following channels: by telephone (+55 21) 4109-4167 or by email ri@timbrasil.com.br.

Any further information regarding the Form 20-F can be obtained by contacting Investor Relations Team and/or Mr. Alberto Griselli, Chief Executive Officer and Investor Relations Officer of TIM S.A. through the channels indicated above.

Rio de Janeiro, April 29th, 2024.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 29, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer